

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 2-27-03



03016601

March 5, 2003

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act 1934
Section 14A-8
Rule
Public Availability 3/5/2003

Re: The Boeing Company
Reconsideration request dated March 4, 2003

Dear Mr. Chevedden:

This is in response to your letters dated February 27, 2003, March 4, 2003 and March 5, 2003 concerning a shareholder proposal submitted to Boeing by John Chevedden. On February 18, 2003, we issued our response expressing our informal view that we would not recommend enforcement action to the Commission if Boeing omitted portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3) unless you revised the proposal in a specified manner. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Evelyn Cruz Sroufe
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return
FX: 202/942-9525

February 27, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (February 26, 2002) Independent Board Chairman
The Boeing Company (February 26, 2002) Performance Based Stock Options
The Boeing Company (February 26, 2002) Poison Pill

Ladies and Gentlemen:

I have no record of receiving the company no action requests for the following shareholder proposals to The Boeing Company in regard to:

The Boeing Company (February 26, 2002) Independent Board Chairman
The Boeing Company (February 26, 2002) Performance Based Stock Options
The Boeing Company (February 26, 2002) Poison Pill

Rule 14a-8 states:

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

Sincerely,



John Chevedden
Boeing Shareholder

cc: David Watt
James Janopaul

Philip Condit, Chairman

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310/371-7872

6 Copies
FX: 202/942-9528

March 4, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Investor Response to Company No Action Request
Established Topic: Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

It appears that it may not be necessary for the Office of Chief Counsel to issue a reconsideration on the company no action request. For instance Citigroup Inc. (January 27, 2003) and Citigroup Inc. (February 25, 2003) concerned only one proposal and there was no mention of a reconsideration. Yet Citigroup Inc. (February 25, 2003) apparently made Citigroup Inc. (January 27, 2003) moot.

The burden of proof is clearly on the company and the company has not provided 5 signatures for 5 no action requests forwarded to a shareholder party. The company has not provided a means by which it can prove the number of no action requests which were forwarded in one envelop.

On the other hand, if two shareholders combined two proposals in one overnight envelop to the company, the shareholders would not be able to prove the company received two proposals. Thus shareholders could risk complete exclusion on one proposal by using the same method the company has used here.

It is at least careless for the company to combine shareholder copies for separate no action requests in one envelop.

Additionally if the company had forwarded sets of no action requests to the Office of Chief Counsel more than a few days after the cover date this could be independent evidence that the company had made errors in its distribution. This could have resulted in the company being incomplete in forwarding to shareholders the mandatory one set of each no action request or at least raised a red flag.

An example of the seriousness of proper forwarding of key documentation under rule 14a-8 is that if a shareholder forwards a shareholder proposal to the wrong office of the company – the result is total exclusion.

I have no record of receiving the company no action requests for the following shareholder proposals to The Boeing Company in regard to:

The Boeing Company (February 26, 2002) Independent Board Chairman
The Boeing Company (February 26, 2002) Performance Based Stock Options
The Boeing Company (February 26, 2002) Poison Pill

Rule 14a-8 states:

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

The company apparently sent redundant extra copies of other no action requests to the undersigned shareholder. These redundant extra copies appear to have been substituted in some cases for the one set of each no action request required to be forwarded. Thus the company could be in violation of rule 14a-8(j)(1) cited above. It is not clear the precedent to be followed if the company is in violation of rule 14a-8(j)(1).

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress shareholder text.

Additional information on the issues in this letter may be available on March 5, 2003.

Sincerely,



John Chevedden
Boeing Shareholder

cc: Philip Condit, Chairman

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310/371-7872

6 Copies
FX: 202/942-9528

March 5, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Investor Response to Company No Action Request
Established Topic: Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

The company has received copies of the shareholder March 3, 2003 and March 4, 2003 letters. There appears to be no company response to these letters. If the company has verbally responded to these letters to the Office of Chief Counsel, it is respectfully requested that the company be required to put its verbal response in writing and forward this to shareholder parties.

It is respectfully requested that the Office of Chief Counsel inquire whether there were signs of a company distribution problem to the Office of Chief Counsel on the 6 sets of copies which the company was required to forward to the Office of Chief Counsel. An example of such a problem would be less than 6 sets being initially received from the company in late December for one or more Boeing shareholder proposals.

It appears that it may not be necessary for the Office of Chief Counsel to issue a reconsideration on the company no action request. For instance Citigroup Inc. (January 27, 2003) and Citigroup Inc. (February 25, 2003) concerned only one proposal and there was no mention of a reconsideration. Yet Citigroup Inc. (February 25, 2003) apparently made Citigroup Inc. (January 27, 2003) moot.

The burden of proof is clearly on the company and the company has not provided 5 signatures for 5 no action requests forwarded to a shareholder party. The company has not provided a means by which it can prove the number of no action requests which were forwarded in one envelop.

On the other hand, if two shareholders combined two proposals in one overnight envelop to the company, the shareholders would not be able to prove the company received two proposals. Thus shareholders could risk complete exclusion on one proposal by using the same method the company has used here.

It is at least careless for the company to combine shareholder copies for separate no action requests in one envelop.

Additionally if the company had forwarded sets of no action requests to the Office of Chief Counsel more than a few days after the cover date this could be independent evidence that the company had made errors in its distribution. This could have resulted in the company being incomplete in forwarding to shareholders the mandatory one set of each no action request or at least raised a red flag.

An example of the seriousness of proper forwarding of key documentation under rule 14a-8 is that if a shareholder forwards a shareholder proposal to the wrong office of the company – the result is total exclusion.

I have no record of receiving the company no action requests for the following shareholder proposals to The Boeing Company in regard to:

- The Boeing Company (February 26, 2002) Independent Board Chairman
- The Boeing Company (February 26, 2002) Performance Based Stock Options
- The Boeing Company (February 26, 2002) Poison Pill

Rule 14a-8 states:

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. <u>The company must simultaneously provide you with a copy of its submission.</u> The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

The company apparently sent redundant extra copies of other no action requests to the undersigned shareholder. These redundant extra copies appear to have been substituted in some cases for the one set of each no action request required to be forwarded. Thus the company could be in violation of rule 14a-8(j)(1) cited above. It is not clear the precedent to be followed if the company is in violation of rule 14a-8(j)(1).

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress shareholder text.

Sincerely,



John Chevedden
Boeing Shareholder

cc: Philip Condit, Chairman